UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Atlas Energy Solutions Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

642045108

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 642045108

1.	Name of reporting person Anne and Bud Oil & Gas Vested, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,948,045(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,948,045(1)

11.	Aggregate amount beneficially owned by each reporting person 9,948,045(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.9%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Reported shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”) are held directly by Anne and Bud Oil & Gas Vested, LLC (“Anne and Bud Vested”). Ben M. Brigham is the manager of Anne and Bud Vested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Vested.

(2)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

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1.	Name of reporting person Brigham Children’s Family LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.9%(2)
14.	Type of reporting person PN (Partnership)

(1)

Reported shares of Common Stock are held directly by Brigham Children’s Family LP (“Brigham Children’s LP”). Mr. Brigham is the co-manager of BCFP GP, LLC (“BCFP GP”), which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

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1.	Name of reporting person BCFP GP, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.9%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Reported shares of Common Stock are held directly by Brigham Children’s LP. Mr. Brigham is the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

CUSIP No. 642045108

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,150,495(1)
	8.	Shared voting power 45,418,336(2)
	9.	Sole dispositive power 4,150,495(1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 49,568,831(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 49.6%(3)
14.	Type of reporting person IN

(1)	Reported shares of Common Stock are held directly by Mr. Brigham.
(2)

Includes (a) 9,948,045 shares of Common Stock held directly by Anne and Bud Vested and (b) 896,290 shares of Common Stock held directly by Brigham Children’s LP. Mr. Brigham is the manager of Anne and Bud Vested and the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, Mr. Brigham may be deemed to share the right to direct the voting or disposition of the shares directly held by Anne and Bud Vested and Brigham Children’s LP. Mr. Brigham disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein. Additionally, as a result of the Amended and Restated Stockholders’ Agreement (the “A&R Stockholders’ Agreement”) described in Item 5 below, Mr. Brigham may be deemed to have shared voting power with respect to an additional 34,574,001 shares of Common Stock with respect to the matters covered by the A&R Stockholders’ Agreement.

(3)	This calculation is based on an assumed total of 100,000,000 shares of Common Stock outstanding as of October 2, 2023.

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Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of Atlas Energy Solutions Inc., a Delaware corporation (the “Issuer”) formerly known as New Atlas HoldCo Inc. The principal executive offices of the Issuer are located at 5918 W. Courtyard Drive, Suite 500, Austin, TX 78730.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Anne and Bud Oil & Gas Vested, LLC (“Anne and Bud Vested”), Brigham Children’s Family LP (“Brigham Children’s LP”), BCFP GP, LLC (“BCFP GP”) and Ben M. Brigham (each, a “Reporting Person”).

(b) The address of the principal business office of Anne and Bud Vested and Brigham Children’s LP is 3806 Spirit Lake Cove Austin, TX 78746. The address of the principal business office of BCFP GP is 5914 W. Courtyard Drive, Suite 320 Austin, TX 78730. The address of the principal business office of Mr. Brigham is 5918 W. Courtyard Drive, Suite 500 Austin, TX 78730.

(c) Anne and Bud Vested is a manager-managed limited liability company with the principal business of holding various investments on behalf of its members. Brigham Children’s LP is a general partner-managed limited partnership with the principal business of holding various investments on behalf of its partners. BCFP GP is a manager-managed limited liability company with the principal business of holding various investments on behalf of its members. The principal occupation of Mr. Brigham is as a self-employed investor, as well as the Chairman of the board of directors of the Issuer (the “Board”) and Chief Executive Officer of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Anne and Bud Vested and BCFP GP are limited liability companies organized under the laws of the State of Texas. Brigham Children’s LP is a limited partnership organized under the laws of the State of Texas. Mr. Brigham is a citizen of the United States of America.

Item 3. Source and Amount of Funds

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the Board, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including with a person in which a Reporting Person has an interest; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent

CUSIP No. 642045108

offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including capital stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the capital stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Amended and Restated Stockholders’ Agreement (the “A&R Stockholders’ Agreement”), dated October 2, 2023, by and among the Issuer, AESI Holdings Inc., a Delaware corporation (“Old Atlas”) formerly known as Atlas Energy Solutions Inc., Anne and Bud Vested, Brigham Children’s LP, Mr. Brigham and certain other stockholders identified on the signature pages thereto (the “Principal Stockholders”), Mr. Brigham is the beneficial owner of the following shares of Common Stock:

•	1,946,065 shares of Common Stock, representing 1.9% of the Common Stock, held directly by CamCole Consultants, LLC;

•	154,020 shares of Common Stock, representing 0.2% of the Common Stock, held directly by A. Lance Langford;

•	484,483 shares of Common Stock, representing 0.5% of the Common Stock, held directly by ALL Financial Trust;

•	592,146 shares of Common Stock, representing 0.6% of the Common Stock, held directly by BLL Financial Trust;

•	7,319,428 shares of Common Stock, representing 7.3% of the Common Stock, held directly by Gregory M. Shepard;

•	14,816,932 shares of Common Stock, representing 14.8% of the Common Stock, held directly by The Sealy & Smith Foundation;

•	2,409,566 shares of Common Stock, representing 2.4% of the Common Stock, held directly by S. Cole Holdings, LP, a Texas limited partnership;

CUSIP No. 642045108

•	308,039 shares of Common Stock, representing 0.3% of the Common Stock, held directly by Richard W. Schmidt;

•	1,749,521 shares of Common Stock, representing 1.7% of the Common Stock, held directly by Schmidt Atlas LLC, a Texas limited liability company;

•	1,062,682 shares of Common Stock, representing 1.1% of the Common Stock, held directly by Joel and Stacy Hock;

•	1,540,198 shares of Common Stock, representing 1.5% of the Common Stock, held directly by John Gregory Turner;

•	488,982 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Chris Scholla;

•	154,019 shares of Common Stock, representing 0.2% of the Common Stock, held directly by Dathan C. Voelter;

•	462,059 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Kirk Ginn;

•	545,992 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Brian Leveille; and

•	539,869 shares of Common Stock, representing 0.5% of the Common Stock, held directly by Chad McEver.

(b) The number of shares of Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Schedule 13D.

(c) The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 5(c).

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Master Reorganization Agreement

On July 31, 2023, the Issuer entered into a Master Reorganization Agreement, dated as of July 31, 2023 (the “MRA”), with Old Atlas, Atlas Sand Operating, LLC, a Delaware limited liability company (“OpCo”), and certain of their affiliates. From the time of its initial public offering through the consummation of the transactions contemplated by the MRA (the “Reorganization”), Old Atlas was organized as a holding company in an “Up-C” structure with two classes of capital stock: Class A Common Stock, par value $0.01 per share (the “Old Atlas Class A Shares”), and Class B Common Stock, par value $0.01 per share (the “Old Atlas Class B Shares”). The Old Atlas Class B Shares (a) had no economic rights, but each entitled its holder to one vote on all matters to be voted on by stockholders of Old Atlas generally, and (b) when coupled with an equal number of units representing ownership interests in OpCo (“OpCo Units”), could be exchanged at the holder’s request for newly issued Old Atlas Class A Shares on a one-for-one-basis or for a cash payment, subject to certain conditions and limitations.

On October 2, 2023, the Issuer, Old Atlas and the other parties to the MRA consummated the Reorganization whereby, among other things, the “Up-C” and dual class capital structure of Old Atlas was eliminated and transitioned to a single class of common stock of the Issuer through a series of mergers and related transactions in which (a) each of the then issued and outstanding Old Atlas Class A Shares and OpCo Units (other than OpCo Units held by Old Atlas) was exchanged for one share of Common Stock and (b) all of the then issued and outstanding Old Atlas Class B Shares were surrendered and cancelled for no consideration. Upon the consummation of the Reorganization, (i) Anne and Bud Vested received 9,948,045 aggregate shares of Common Stock in exchange for 497,402 Old Atlas Class A Shares and 9,450,643 OpCo Units, (ii) Brigham Children’s LP received 896,290 aggregate shares of Common Stock in exchange for 44,815 Old Atlas Class A Shares and 851,475 OpCo Units and (iii) Mr. Brigham received 4,150,495 aggregate shares of Common Stock in exchange for 2,123,755 Old Atlas Class A Shares and 2,026,740 OpCo Units.

In connection with the Reorganization, Old Atlas changed its name from “Atlas Energy Solutions Inc.” to “AESI Holdings Inc.,” and the Issuer changed its name from “New Atlas HoldCo Inc.” to “Atlas Energy Solutions Inc.” In addition, the Issuer was approved to have the shares of Common Stock listed on the New York Stock Exchange under the ticker symbol “AESI,” which is the trading symbol previously used by Old Atlas.

CUSIP No. 642045108

After completion of the Reorganization, the Issuer replaced Old Atlas as the publicly held entity and, through its subsidiaries, conducts all of the operations previously conducted by the Issuer, and Old Atlas remains the managing member of OpCo.

The foregoing description is qualified in its entirety by reference to the MRA, which is filed as an exhibit hereto and incorporated by reference herein, and by the full text of the Current Report on Form 8-K filed by Old Atlas with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2023.

Amended and Restated Registration Rights Agreement

On October 2, 2023, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with Old Atlas and certain stockholders identified on the signature pages thereto. Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to register the sale of shares of Common Stock under certain circumstances, as described below. The A&R Registration Rights Agreement was entered into in order to, among other things, provide for the Issuer’s assumption of Old Atlas’s obligations under the Registration Rights Agreement, dated March 8, 2023 (the “Original Registration Rights Agreement”), by and among Old Atlas and the signatories thereto. The A&R Registration Rights Agreement is substantially similar to the Original Registration Rights Agreement, but contains certain administrative and clarifying changes to reflect the transition from the dual class capital structure of Old Atlas to a single class of common stock of the Issuer as a result of the Reorganization.

Pursuant to the A&R Registration Rights Agreement, a Holder (as defined in the A&R Registration Rights Agreement) has the right to require the Issuer to prepare and file a registration statement registering the offer and sale of a specified number of its shares of Common Stock. Generally, the Issuer is required to provide notice of the request to certain other Holders under the A&R Registration Rights Agreement who may, in certain circumstances, participate in the registration. Subject to certain exceptions, the Issuer will not be obligated to effect an underwritten offering pursuant to a new demand registration more than three times in any 12-month period or within 120 days after the closing of any requested underwritten offering of shares of Common Stock.

Subject to certain exceptions, if at any time the Issuer proposes to register an offering of Common Stock or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the Holders and allow them to include a specified number of their shares of Common Stock in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, and the Issuer will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The A&R Registration Rights Agreement also requires the Issuer to indemnify each Holder against certain liabilities under the Securities Act of 1933, as amended.

The foregoing description is qualified in its entirety by reference to the A&R Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Amended and Restated Stockholders’ Agreement

On October 2, 2023, the Issuer entered into the A&R Stockholders’ Agreement in order to, among other things, provide for the Issuer’s assumption of Old Atlas’s obligations under the Stockholders’ Agreement, dated March 8, 2023 (the “Original Stockholders’ Agreement”), by and among Old Atlas and the other signatories thereto. The A&R Stockholders’ Agreement is substantially similar to the Original Stockholders’ Agreement, but contains certain administrative and clarifying changes to reflect the transition from the dual class capital structure of Old Atlas to a single class of common stock of the Issuer as a result of the Reorganization.

Among other things, the A&R Stockholders’ Agreement provides the right to designate nominees for election to the Board as follows:

•

so long as the Principal Stockholders collectively beneficially own greater than 50% of the Common Stock, Ben M. “Bud” Brigham, the Issuer’s Executive Chairman and Chief Executive Officer, or his affiliates will have the right to determine the size of the Board and designate all members of the Board, including the right to designate all individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

CUSIP No. 642045108

•

so long as the Principal Stockholders collectively beneficially own at least 35% but not greater than 50% of the Common Stock, Mr. Brigham or his affiliates will have the right to designate four members of the Board, including the right to designate four individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

so long as the Principal Stockholders collectively beneficially own at least 25% but not greater than 35% of the Common Stock, Mr. Brigham or his affiliates will have the right to designate three members of the Board, including the right to designate three individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

so long as the Principal Stockholders collectively beneficially own at least 10% but not greater than 25% of the Common Stock, Mr. Brigham or his affiliates will have the right to designate two members of the Board, including the right to designate two individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer; and

•

so long as the Principal Stockholders collectively beneficially own at least 5% but not greater than 10% of the Common Stock, Mr. Brigham or his affiliates will have the right to designate one member of the Board, including the right to designate one individual to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer.

Additionally, each of the Principal Stockholders will agree to cause its respective shares of Common Stock to be voted in favor of the election of each of the nominees designated by Mr. Brigham or his affiliates.

The foregoing description is qualified in its entirety by reference to the A&R Stockholders’ Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Master Reorganization Agreement, dated as of July 31, 2023, by and among Atlas Energy Solutions Inc., Atlas Sand Operating, LLC, New Atlas HoldCo Inc., AESI Merger Sub Inc., Atlas Operating Merger Sub, LLC and Atlas Sand Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2023).

2	Amended and Restated Registration Rights Agreement, dated October 2, 2023, by and between the Issuer, Old Atlas, and the signatories thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2023).

3	Amended and Restated Stockholders’ Agreement, dated October 2, 2023, by and between the Issuer, Old Atlas, and the signatories thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 3, 2023).

4	Joint Filing Agreement, dated as of October 12, 2023.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2023

/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact

ANNE AND BUD OIL & GAS VESTED, LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Manager

BCFP GP, LLC

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

BRIGHAM CHILDREN’S FAMILY LP
By:	BCFP GP, LLC, its General Partner

By:	/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

[Signature Page to Schedule 13D]